Exhibit 99.1

c/o Stolt-Nielsen Ltd.	Tel: +44 207 611 8960
65 Kingsway	Fax: +44 207 611 8965
London WC2B 6TD	www.stolt-nielsen.com
United Kingdom

April 8, 2008

Dear Shareholder:

The Annual General Meeting of the Shareholders of Stolt-Nielsen S.A. will be held on Thursday, May 15, 2008 at 2:00 p.m. at the offices of Services Généraux de Gestion S.A., 23, avenue Monterey, L-2086 Luxembourg.

Due to the fact that the Company is a Luxembourg holding company, our affairs are governed by the provisions of Luxembourg Company Law. Under these provisions and the provisions of the Company’s Articles of Incorporation, the Annual General Meeting relates to and considers matters of a more formal nature, including the affairs of the holding Company on an unconsolidated basis. The matters to be addressed at the Annual General Meeting are restricted to those on the attached Notice.

The Company’s Board of Directors will continue to require the express approval of the Shareholders for any transaction involving a future issuance of Common Shares of the Company (other than the exercise of stock options under the Company’s 1997 Stock Option Plan). The provisions with respect to validity of authorized capital and the related suppression of shareholders’ preemptive rights will continue to be effective on a “rolling” one-year basis. Further details of these Agenda items can be found in the Report of the Board of Directors, which is a part of this mailing.

The Board of Directors also proposes to continue that the Company (or any wholly-owned subsidiary) becomes authorized to purchase Common Shares of the Company in the open market provided that such purchase is according to applicable standards and regulatory regimes and the minimum price for such Common Share shall not be less than “stated value.”

The Board of Directors also invites the Annual General Meeting to elect the eight nominated directors including the Chairman.

We also direct your attention to Item (11) of the Agenda for the Annual General Meeting, namely the election of Independent Auditors and Statutory Auditors for the Company. The Audit Committee of the Company’s Board of Directors is charged with the responsibility to recommend the appointment of the Company’s external auditors. In this connection, the Audit Committee has recommended and the Board has proposed that PricewaterhouseCoopers S.à.r.1 be appointed as the new Independent Auditors of the Company, as well as serving as Statutory Auditors for the Company’s unconsolidated financial statements as required by relevant Luxembourg regulations.

Enclosed with this mailing is the Notice of Annual General Meeting of Shareholders, the 2007 Annual Report to Shareholders, together with a Proxy Card for your Common Shares to be represented at the Annual General Meeting. Included in these materials are the Company’s consolidated financial statements and unconsolidated financial statements as well as auditors’ reports relating thereto. Common Shareholders of record, at the close of business on March 25, 2008, will be entitled to vote at the Annual General Meeting.

To assure your Common Shares are voted at the Annual General Meeting, please promptly sign, date and return the enclosed Proxy Card so that it will be received in time.

The Company’s Board of Directors recommends that you vote in favor of the matters to be considered at the meeting.

Sincerely,

Jacob Stolt-Nielsen
Chairman of the Board

Registered Office:  23 avenue Monterey, L 2086 Luxembourg, Société Anonyme Holding, R.C. Luxembourg B 12179